Exhibit 22.1

The following subsidiary of Safehold Inc. (“Safehold”) will be the issuer of debt securities under the indenture to be entered into among Safehold, as parent guarantor, and the subsidiary listed below.

Subsidiary Registrant	Issuer

Safehold Operating Partnership LP	Issuer